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                           June 3, 2021

       Richard A. Zimmerman
       Chief Executive Officer
       Cedar Fair LP
       One Cedar Point Drive
       Sandusky, Ohio 44870-5259

                                                        Re: Cedar Fair LP
                                                            Registration
Statement on Form S-4
                                                            Filed May 27, 2021
                                                            File No. 333-256555

       Dear Mr. Zimmerman:

              This is to advise you that we have not reviewed and will not review your registration statement.

               Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                                                        Please contact Jennifer
L  pez at 202-551-3792 with any questions.




                           Sincerely,


                           Division of Corporation Finance

                           Office of Trade & Services